Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS

THIRD QUARTER 2018 Financial RESULTS

Tel Aviv, Israel – November 20, 2018 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended September 30, 2018. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q3 2018	Q3 2017	% change
	(NIS millions)

Revenues	2,301	2,415	(4.7)%
Operating profit	429	544	(21.1)%
EBITDA*	976	980	(0.4)%
EBITDA margin	42.4%	40.6%
Net profit	234	322	(27.3)%
Diluted EPS (NIS)	0.08	0.12	(33.3)%
Cash flow from operating activities*	883	982	(10.1)%
Payments for investments	412	353	16.7%
Free cash flow [1]	374	677	(44.8)%
Net debt/EBITDA (end of period) [2]	2.42	2.29

*	As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the third quarter of 2018 was an increase of NIS 105 million and NIS 102 million, respectively.
[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.
[2]	EBITDA in this calculation refers to the trailing twelve months.

Shlomo Rodav, Bezeq’s Chairman, stated, “We continue to advance the implementation of a new strategic plan for the Bezeq Group, which encompasses activities in all subsidiary companies. The plan addresses the challenges facing the Group and the future requirements emerging in the telecommunications market, alongside the complex regulatory restrictions imposed on the Company. We recently started negotiations with labor unions in the subsidiaries for improved efficiency in yes, Pelephone and Bezeq International, given the situation of these companies, investments needed in infrastructure, and the level of market competition. At the same time, we continue to push forward the early retirement plan in Bezeq Fixed-Line pursuant to the collective labor agreement. We are also performing an orderly review for the establishment of ultra-high-speed broadband Internet based on fiber optics and are discussing this with the regulator. Bezeq has an excellent telecommunications infrastructure, which provides high speeds for households in Israel, from Kiryat Shmona in the north to Eilat in the south. As in the past, Bezeq remains the only company that can advance Israel towards the next generation network due to the Company’s excellence and its nationwide deployment.”

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Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer commented, “The results of the quarter reflect the impact of the growing competitive environment, with the Company commencing several significant processes that will bear fruit over time. Since the beginning of 2018 profitability has remained stable as reflected in the adjusted EBITDA (excluding the effect of IFRS 16) due to the decrease in operating expenses, among other factors.”

Bezeq Group Results (Consolidated)

Revenues in the third quarter of 2018 were NIS 2.30 billion, compared to NIS 2.42 billion in the same quarter of 2017, a decrease of 4.7%. The decrease in revenues was due to lower revenues in all key Group segments.

Salary expenses in the third quarter of 2018 were NIS 494 million, compared to NIS 502 million in the same quarter of 2017, a decrease of 1.6%.

Operating expenses in the third quarter of 2018 were NIS 815 million, compared to NIS 956 million in the same quarter of 2017, a decrease of 14.7%. The decrease in operating expenses was primarily due to the early adoption of accounting standard IFRS 16 whereby rental expenses relating to assets rented through operating leases are capitalized. In addition, lower expenses were recorded in terminal equipment, marketing and general expenses.

Other operating income/expenses, net in the third quarter of 2018 amounted to expenses of NIS 16 million, compared to income of NIS 23 million in the same quarter of 2017. This item was impacted by the recording of capital gains from the sale of real estate of NIS 1 million in the third quarter of 2018 compared with NIS 45 million in the corresponding quarter in Bezeq Fixed-line.

Depreciation expenses in the third quarter of 2018 were NIS 547 million, compared to NIS 436 million in the same quarter of 2017, an increase of 25.5%. The increase in depreciation expenses was primarily due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Profitability metrics in the third quarter of 2018 were impacted by the aforementioned decrease in revenues and the decrease in capital gains in Bezeq Fixed-Line.

Operating profit in the third quarter of 2018 was NIS 429 million, compared to NIS 544 million in the same quarter of 2017, a decrease of 21.1%. EBITDA in the third quarter of 2018 was NIS 976 million (EBITDA margin of 42.4%), compared to NIS 980 million (EBITDA margin of 40.6%) in the same quarter of 2017, a decrease of 0.4%.

Financing expenses in the third quarter of 2018 were NIS 109 million, compared to NIS 94 million in the same quarter of 2017, an increase of 16.0%. The increase in financing expenses was primarily due to the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

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Tax expenses in the third quarter of 2018 were NIS 85 million, compared to NIS 128 million in the same quarter of 2017, a decrease of 33.6%. The decrease in tax expenses was primarily due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit in the third quarter of 2018 was NIS 234 million, compared to NIS 322 million in the same quarter of 2017, a decrease of 27.3%. The decrease in net profit was primarily due to the aforementioned decrease in operating profit partially offset by the decrease in tax expenses.

Cash flow from operating activities in the third quarter of 2018 was NIS 883 million, compared to NIS 982 million in the same quarter of 2017, a decrease of 10.1%. The decrease in cash flow from operating activities was primarily due to the decrease in profitability and changes in working capital in yes and Pelephone.

Payments for investments (Capex) in the third quarter of 2018 was NIS 412 million, compared to NIS 353 million in the same quarter of 2017, an increase of 16.7%.

Free cash flow in the third quarter of 2018 was NIS 374 million, compared to NIS 677 million in the same quarter of 2017, a decrease of 44.8%. The decrease in free cash flow was due to the aforementioned decrease in cash flow from operating activities and increase in investments.

Net financial debt of the Group was NIS 9.02 billion as of September 30, 2018 compared to NIS 8.97 billion as of September 30, 2017. As of September 30, 2018, the Group’s net financial debt to EBITDA ratio was 2.42, compared to 2.29 as of September 30, 2017.

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2018 Outlook

Below is the Bezeq Group’s outlook for 2018, as published in the Company’s periodic report as of December 31, 2017 and is unchanged as at the date of publication of the report for the third quarter of the year 2018:

Net profit attributable to shareholders:	Approximately NIS 1.0 billion

EBITDA:	Approximately NIS 3.9 billion

Free cash flow*:	Approximately NIS 1.5 billion

The projected data includes the effect of early implementation of IFRS 16 as of January 1, 2018 of NIS 400 million on EBITDA and a negligible amount on the net profit.

The forecasts do not include effects from realization of the Company’s rights in the “Sakia” property, which depend on the fulfillment of various conditions regarding the sale of the property. The actual results may differ from these assessments, depending on the date of recording the capital gain in respect of the sale of the asset, the final amount of the capital gain, which depends on the amounts of fees and levies that will apply to the Company in respect of the sale of the asset and on the date of receipt of the payments for the sale of the property.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations, including that the forecasts do not include the effects of the provision for early retirement of employees and/or the signing of collective labor agreements in the Group and cancellation of the Group’s structural separation, including the effects of mergers within the Group and everything involved. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2018. Actual results might differ from these estimates taking note of changes that may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, and so forth, or if one or more of the risk factors listed in the periodic report of 2017.

*    Cash flow from operating activities less net payments for investments and leases.

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Bezeq Fixed-Line Results

Dudu Mizrahi, Bezeq CEO, commented, “Upon taking up office, I discovered a company that was effectuating far-reaching improvement in all aspects of corporate governance and compliance. All of us are working hard for a better tomorrow - identifying and developing new growth engines, leveraging the Company’s assets, and improving efficiency of the work processes. We will continue to provide the most advanced services with the most innovative technology, while maintaining the highest service level in the industry. We are busy formulating an outline to launch ultra-high-speed broadband services, out of deep commitment to bringing the most advanced telecommunications infrastructures to our customers in Israel. Subject to agreements with the regulator, we will continue to invest significant sums toward this purpose, as was done in the past with the launch of the NGN network, which remains one of the only examples worldwide of a high-speed access network with nationwide deployment.”

Revenues in the third quarter of 2018 were NIS 1.043 billion, compared to NIS 1.061 billion in the same quarter of 2017, a decrease of 1.7%. The decrease was primarily due to decrease in telephony revenues, which was partially offset by an increase in revenues from broadband Internet and cloud & digital services.

Revenues from broadband Internet services (retail and wholesale) in the third quarter of 2018 were NIS 401 million, compared to NIS 386 million in the same quarter of 2017, an increase of 3.9%.

The increase in revenues from broadband Internet services was primarily due to growth of 3.4% in the number of Internet lines, which reached 1.66 million subscribers as well as an increase of 3.3% in the average revenue per retail subscriber.

Revenues from telephony services in the third quarter of 2018 were NIS 282 million, compared to NIS 318 million in the same quarter of 2017, a decrease of 11.3%. The decrease in telephony revenues was due to a reduction of 5.6% in the average revenue per line as well as a decrease of 5.1% in the number of access lines.

Revenues from transmission and data communication services in the third quarter of 2018 were NIS 243 million, compared to NIS 244 million in the same quarter of 2017, a decrease of 0.4%.

Revenues from cloud & digital services in the third quarter of 2018 totaled NIS 69 million, compared to NIS 57 million in the same quarter of 2017, an increase of 21.1%. The increase in revenues from cloud & digital services was primarily due to an increase in revenues from cyber services and virtual private exchange (HIPT) services.

Operating expenses in the third quarter of 2018 were NIS 143 million, compared to NIS 183 million in the corresponding quarter of 2017, a decrease of 21.9%. The decrease in operating expenses was primarily due to a reduction in the rental expenses of buildings and car rentals that were recognized as an asset due to the early adoption of accounting standard IFRS 16 as of January 1, 2018. In addition, lower expenses were recorded in advertising and interconnect fees to telecom operators.

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Salary expenses in the third quarter of 2018 were NIS 233 million, compared to NIS 224 million in the same quarter of 2017, an increase of 4.0%. The increase was due to an increase in salaries resulting from collective labor agreements.

Other operating income, net in the third quarter of 2018 amounted to NIS 2 million, compared to NIS 24 million in the same quarter of 2017. Other operating income/expenses was impacted by the recording of capital gains from the sale of real estate of NIS 1 million in the third quarter of 2018 compared with NIS 45 million in the corresponding quarter.

Depreciation expenses in the third quarter of 2018 were NIS 218 million, compared to NIS 186 million in the same quarter of 2017, an increase of 17.2%. The increase in depreciation expenses was primarily due to the amortization of right-of-use assets as a result of the early adoption of accounting standard IFRS 16 as of January 1, 2018.

Profitability metrics in the third quarter of 2018 were impacted by the aforementioned decrease in revenues and the decrease in capital gains.

Operating profit in the third quarter of 2018 totaled NIS 451 million, compared to NIS 492 million in the same quarter of 2017, a decrease of 8.3%. EBITDA in the third quarter of 2018 totaled NIS 669 million (EBITDA margin of 64.1%) compared to NIS 678 million (EBITDA margin of 63.9%) in the same quarter of 2017, a decrease of 1.3%.

Financing expenses in the third quarter of 2018 were NIS 113 million, compared to NIS 107 million in the same quarter of 2017, an increase of 5.6%.

Tax expenses in the third quarter of 2018 were NIS 81 million, compared to NIS 109 million in the same quarter of 2017, a decrease of 25.7%. The decrease in tax expenses was due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit in the third quarter of 2018 totaled NIS 257 million, compared to NIS 276 million in the same quarter of 2017, a decrease of 6.9%. The decrease in net profit was primarily due to the primarily due to the aforementioned decrease in operating profit partially offset by the decrease in tax expenses.

Cash flow from operating activities in the third quarter of 2018 was NIS 583 million, compared to NIS 573 million in the same quarter of 2017, an increase of 1.7%. The increase in cash flow from operating activities was primarily due to the early adoption of accounting standard IFRS 16 as of January 1, 2018.

Payments for investments (Capex) in the third quarter of 2018 was NIS 233 million, compared to NIS 170 million in the same quarter of 2017, an increase of 37.1%.

Free cash flow in the third quarter of 2018 was NIS 330 million, compared to NIS 449 million in the same quarter of 2017, a decrease of 26.5%. The decrease in free cash flow was due to the aforementioned increase in investments as well as a decrease of NIS 38 million in cash proceeds from the sale of real estate.

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In the third quarter of 2018, the Company added 1,000 broadband Internet lines (retail and wholesale), totaling 1.66 million. The number of wholesale broadband Internet lines continued to grow and reached 617,000 lines, representing a sequential increase of 17,000 lines. During the past year, the number of wholesale lines grew by 133,000.

During the third quarter of 2018, average broadband speeds reached 57.4 Mbps, compared to 55.4 Mbps sequentially, and 49.5 Mbps in the third quarter of 2017, representing a year-over-year increase of 16.0%.

Average revenue per Internet subscriber (ARPU - retail) in the third quarter of 2018 was NIS 93, in-line sequentially and compared to NIS 90 in the third quarter of 2017.

The number of telephony access lines totaled 1.843 million at the end of September 2018, compared to 1.865 million sequentially and 1.942 million at the end of September 2017.

Average revenue per line (ARPL) in the third quarter of 2018 totaled NIS 51, compared to NIS 52 sequentially and NIS 54 in the third quarter of 2017.

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Bezeq Fixed-Line - Financial data	Q3 2018	Q3 2017	% change
	(NIS millions)

Total revenues	1,043	1,061	(1.7)%
Broadband Internet revenues	401	386	3.9%
Telephony revenues	282	318	(11.3)%
Transmission and data revenues	243	244	(0.4)%
Cloud & digital services revenues	69	57	21.1%
Other revenues	48	56	(14.3)%
Operating profit	451	492	(8.3)%
EBITDA*	669	678	(1.3)%
EBITDA margin	64.1%	63.9%
Net profit [1]	257	276	(6.9)%
Cash flows from operating activities*	583	573	1.7%
Payments for investments	233	170	37.1%
Free cash flow [2]	330	449	(26.5)%

*	As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the third quarter of 2018 was an increase of NIS 23 million and NIS 21 million, respectively.
[1]	Excluding share in profits/losses of equity-accounted investees.
[2]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Bezeq Fixed-Line - KPIs	Q3 2018	Q2 2018	Q3 2017

Active subscriber lines (in thousands) [1]	1,843	1,865	1,942
Average monthly revenue per line (NIS) [2]	51	52	54
Outgoing minutes (millions)	959	1,010	1,132
Incoming minutes (millions)	1,133	1,151	1,266
Churn rate (%) [3]	2.7%	2.8%	2.3%
Total broadband Internet lines (in thousands)[4]	1,663	1,662	1,608
Of which: Wholesale broadband Internet lines (in thousands) [4]	617	600	484
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	93	93	90
Average broadband speed per subscriber (end of period, Mbps)	57.4	55.4	49.5

[1]	Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings). Active subscriber lines are presented at the end of each quarter.
[2]	Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the quarter.
[3]	Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the quarter divided by the average number of telephone subscribers during the quarter.
[4]	The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq’s wholesale service for telecom operators. Broadband Internet lines are presented at the end of each period.

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Pelephone Results

Ran Guron, CEO of Pelephone, stated, “This quarter, we grew the number of subscribers again with the addition of 19,000 post-paid subscribers. Growth in subscribers together with stability in revenues and continued streamlining testify to Pelephone’s strength and leadership in a dynamic and especially competitive cellular market.”

Guron added, “In the third quarter, we continued to develop growth engines for the company. We saw a significant increase in the purchase of overseas packages, which reached its peak in recent months; the promotion of ‘Pelephone Car’, which has received high demand, continued development of digital services for the customer; and growth in the business sector with the PTT service and expanded activity in the field of IoT.”

Revenues from services in the third quarter of 2018 were NIS 449 million, compared to NIS 438 million sequentially and NIS 461 million in the same quarter of 2017, a quarter-over-quarter increase of 2.5% and a year-over-year decrease of 2.6%.

The stability in revenues from cellular services was due to an increase in revenues from new subscribers that offset the decrease in market prices due to the transition of existing customers to lower priced plans including higher data plans.

Revenues from equipment sales in the third quarter of 2018 were NIS 155 million, compared to NIS 164 million sequentially and NIS 174 in the same quarter of 2017, a decrease of 5.5% and 10.9%, respectively. The decrease in revenues from equipment sales was due to the lack of launches of significant handsets in the quarter.

Total revenues in the third quarter of 2018 were NIS 604 million, compared to NIS 602 million sequentially and NIS 635 million in the same quarter of 2017, a quarter-over-quarter increase of 0.3% and a year-over-year decrease of 4.9%.

Operating expenses in the third quarter of 2018 decreased NIS 13 million compared to the same quarter of 2017, a decrease of 2% after adjusting for one-time expenses for early retirement of NIS 6 million.

Operating loss in the third quarter of 2018 was NIS 2 million, compared to profit of NIS 2 million sequentially and profit of NIS 22 million in the same quarter of 2017. Operating profit was impacted by a one-time expense for early retirement of NIS 6 million.

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EBITDA in the third quarter of 2018 was NIS 159 million (EBITDA margin of 26.4)%, compared to NIS 161 million sequentially (EBITDA margin of 26.8)% and NIS 122 million (EBITDA margin of 19.2)% in the same quarter of 2017, an increase of 30.3% compared to the corresponding quarter. The increase in EBITDA was due to the capitalization of NIS 63 million of leasing expenses due to the early adoption of accounting standard IFRS 16 beginning January 1, 2018 which was partially offset by a decrease in revenues from services and handset sales.

Net profit in the third quarter of 2018 was NIS 6 million, compared to NIS 7 million sequentially and NIS 24 million in the same quarter of 2017, a decrease of 14.3% and 75.0%, respectively.

Cash flow from operating activities in the third quarter of 2018 was NIS 194 million, compared to 209 million in the same quarter of 2017, a decrease of 7.2%. The decrease in cash flow from operating activities was primarily due to a decrease in profitability as well as changes in working capital, partially offset by an increase of NIS 64 million due to the reclassification of payments in respect of lease agreements to cash flow from financing activities as a result of the early adoption of the accounting standard IFRS 16 beginning January 1, 2018.

Free cash flow in the third quarter of 2018 was NIS 61 million compared to NIS 131 million in the same quarter of 2017, a decrease of 53.4%.

Pelephone’s postpaid subscriber base increased by 19,000 new subscribers in the third quarter of 2018 and total subscribers were 2.185 million at the end of September 2018.

During the third quarter of 2018, pursuant to changes made in defining a subscriber, 426,000 prepaid subscribers and 2,000 postpaid subscribers were removed from Pelephone’s list of subscribers. These subscribers did not make an outgoing call during the past six months, most of them joined more than three years ago and they did not generate significant revenue for the Company.

Average revenue per subscriber (ARPU) in the third quarter of 2018 was NIS 68 after the aforementioned change in subscriber definition.

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Pelephone - Financial data	Q3 2018	Q3 2017	% change
	(NIS millions)

Total revenues	604	635	(4.7)%
Service revenues	449	461	(2.6)%
Equipment revenues	155	174	(10.9)%
Operating profit	(2)	22
EBITDA*	159	122	30.3%
EBITDA margin	26.4%	19.2%
Net profit	6	24	(75.0)%
Cash flows from operating activities*	194	209	(7.2)%
Payments for investments	73	78	(6.4)%
Free cash flow [1]	61	131	(53.4)%

*	As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the third quarter of 2018 was an increase of NIS 63 million and NIS 64 million, respectively.
[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Pelephone - KPIs	Q3 2018	Q2 2018	Q3 2017

Total subscribers (end of period, in thousands) [1,4]	2,185	2,601	2,475
Postpaid subscribers (end of period, in thousands) [1,4]	1,817	1,800	1,723
Prepaid subscribers (end of period, in thousands) [1,4]	368	801	752
Average revenue per user (ARPU, NIS) [2,4]	68	57	63
Churn rate [3,4]	9.1%	7.3%	7.1%

[1]	Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network as well as IOT subscribers as of Q3 2018) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. A customer may have more than one subscriber line. Regarding the change in the definition of subscribers from Q3 2018, see Note 4 below.
[2]	Average monthly revenue per subscriber (postpaid and prepaid) is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on average revenue per subscriber, see Note 4 below.
[3]	Churn rate is calculated according to the proportion of subscribers who have disconnected from Pelephone’s services and subscribers who have become inactive during the quarter divided by the total number of average active subscribers during the quarter. Regarding the effect of the change in the definition of subscribers from Q3 2018 on the churn rate, see Note 4 below.
[4]	At the beginning of Q3 2018, 426,000 prepaid subscribers and 2,000 IOT subscribers were written off the list of subscribers. This led to an increase of NIS 11 in ARPU and an increase of 1.5% in the churn rate in Q3 2018.

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Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “We are a company that knows how to reinvent itself in a competitive market. The decrease in profitability as a result of declining market activities was compensated by focusing on services that promote innovation and cyber protection alongside our focus on cloud services and the data center.”

Revenues in the third quarter of 2018 totaled NIS 333 million, compared to NIS 367 million in the same quarter of 2017, a decrease of 9.3%. The decrease in revenues was primarily due to a decrease in sales of equipment relating to communication solutions for business customers as well as a decrease in revenues from international calls, hubbing and ICT activities due to the sale of the IT outsourcing services business during the quarter.

Profitability metrics were impacted by the decrease in sales of communication solutions equipment and the significant decrease in international calls and hubbing sectors.

Operating profit in the third quarter of 2018 was NIS 31 million, compared to NIS 39 million in the same quarter of 2017, a decrease of 20.5%.

EBITDA in the third quarter of 2018 was NIS 77 million (EBITDA margin of 23.1)%, compared to NIS 73 million (EBITDA margin of 19.9)% in the same quarter of 2017, an increase of 5.5%.

Net profit in the third quarter of 2018 was NIS 20 million, compared to NIS 27 million in the same quarter of 2017, a decrease of 25.9%.

Cash flow from operating activities in the third quarter of 2018 was NIS 73 million, compared to NIS 74 million in the same quarter of 2017, a decrease of 1.4%.

Free cash flow in the third quarter of 2018 was NIS 38 million compared to NIS 45 million in the same quarter of 2017, a decrease of 15.6%. The decrease in free cash flow was due to the decrease in net profit as well as changes in working capital.

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Bezeq International	Q3 2018	Q3 2017	% change
	(NIS millions)

Revenues	333	367	(9.3)%
Operating profit	31	39	(20.5)%
EBITDA*	77	73	5.5%
EBITDA margin	23.1%	19.9%
Net profit	20	27	(25.9)%
Cash flows from operating activities*	73	74	(1.4)%
Payments for investments	27	31	(12.9)%
Free cash flow [1]	38	45	(15.6)%

*	As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the third quarter of 2018 was an increase of NIS 9 million each.
[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

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yes Results

Ran Guron, CEO of yes, stated, “We grew subscribers for the second consecutive quarter, thanks to our growth strategy of yes and STING TV. Since the beginning of the year, our results have shown moderate revenue decline. In the third quarter, there was also an increase in EBITDA, a decrease in operating expenses and for the first time this year, operating profit. During this period, we launched four new productions and received international recognition with the sale of the ‘Taagad’ series to Paramount. In addition, we successfully tested the next generation version of the MultiRoom service.”

Revenues in the third quarter of 2018 were NIS 367 million, compared to NIS 375 million sequentially and NIS 406 million in the same quarter of 2017, a decrease of 2.1% and 9.6% respectively. The decrease in revenues compared to the corresponding quarter was primarily due to a reduction in the average number of subscribers and a decrease in pricing due to the transition to the “yes Ultimate” price plan.

Operating expenses in the third quarter of 2018 were NIS 366 million, compared to NIS 392 million sequentially and NIS 371 million in the same quarter of 2017, a decrease of 6.6% and 1.3% respectively.

Operating profit in the third quarter of 2018 was NIS 1 million, compared to a loss of NIS 17 million sequentially and profit of NIS 35 million in the same quarter of 2017, a decrease of 97.1% compared to the corresponding quarter.

EBITDA in the third quarter of 2018 was NIS 82 million (EBITDA margin of 22.3)%, compared to NIS 62 million (EBITDA margin of 16.5)% sequentially and NIS 107 million (EBITDA margin of 26.4)% in the same quarter of 2017, a quarter-over-quarter increase of 32.3% and a year-over-year decrease of 23.4%.

Net loss in the third quarter of 2018 was NIS 2 million, compared to NIS 10 million sequentially and NIS 123 million in the same quarter of 2017. In the corresponding quarter, there was a reduction in the tax asset. After adjusting for the decrease in the tax asset, net profit in the corresponding quarter amounted to NIS 35 million.

Cash flow from operating activities in the third quarter of 2018 was NIS 34 million, compared to NIS 60 million sequentially and NIS 115 million in the same quarter of 2017, a decrease of 43.3% and 70.4% respectively. The decrease in cash flow from operating activities compared to the corresponding quarter was due to changes in working capital as well as a reduction in profitability. The decrease in cash flow compared to the prior quarter was primarily due to changes in working capital.

ARPU in the third quarter of 2018 was NIS 210, compared to NIS 215 sequentially and NIS 226 in the same quarter of 2017, a decrease of 2.3% and 7.1% respectively.

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Press Release

The number of yes subscribers in the third quarter of 2018 increased by 2,000 for a total increase of 4,000 over the last two quarters. Total yes subscribers at September 30, 2018 was 584,000.

It should be noted that in the fourth quarter of 2018, yes will subtract from its records approximately 7,000 business subscribers according to the formula for calculating the number of business customers which includes the total payment received from a large business customer divided by the average revenue from a small business customer. The average revenue from a small business customer in leading campaigns increased over the past year as these customers moved to richer content packages at a higher price.

yes - Financial data	Q3 2018	Q3 2017	% change
	(NIS millions)

Revenues	367	406	(9.6)%
Operating profit	1	35	(97.1)%
EBITDA*	82	107	(23.4)%
EBITDA margin	22.3%	26.4%
Net profit (loss)	(2)	(123)	(98.4)%
Cash flows from operating activities*	34	115	(70.4)%
Payments for investments	79	69	14.5%
Free cash flow [1]	(54)	46

*	As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the third quarter of 2018 was an increase of NIS 9 million each.
[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

yes - KPIs	Q3 2018	Q2 2018	Q3 2017

Number of subscribers (end of period, in thousands) [1]	584	582	597
Average revenue per user (ARPU, NIS) [2]	210	215	226
Churn rate (%) [3]	5.1%	4.7%	4.8%

[1]	Subscriber – one household or small business customer. For a business customer with numerous set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined once every period.
[2]	ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the quarter.
[3]	Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the quarter.

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 15

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq’s Chairman, and Mr. Yali Rothenberg, Bezeq’s Chief Financial Officer on Tuesday, November 20, 2018, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0609

Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Monday, November 26, 2018. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5904

Israel Phone Number: 03-925-5904

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 16

Press Release

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, cloud and digital services, and other data communications; satellite and Internet based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 17

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Income Statements

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	6,995	7,331	2,301	2,415	9,789
Costs of activity
Operating and general expenses (Note 11)	2,494	2,888	815	956	3,891
Salaries	1,507	1,500	494	502	2,005
Depreciation and amortization	1,609	1,288	547	436	1,715
Other operating expenses (income), net	123	(28)	16	(23)	68
	5,733	5,648	1,872	1,871	7,679

Operating profit	1,262	1,683	429	544	2,110
Financing expenses (income)
Financing expenses	383	358	127	112	477
Financing income	(56)	(61)	(18)	(18)	(60)
Financing expenses, net	327	297	109	94	417

Profit after financing expenses, net	935	1,386	320	450	1,693
Share in losses of equity-accounted investees	(3)	(4)	(1)	-	(5)
Profit before income tax	932	1,382	319	450	1,688
Income tax	243	352	85	128	453
Profit for the period	689	1,030	234	322	1,235

Earnings per share (NIS)
Basic earnings per share (NIS)	0.25	0.37	0.08	0.12	0.45

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 18

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Balance Sheets

	September 30, 2018	September 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets

Cash and cash equivalents	1,408	2,471	2,181
Investments	1,517	94	289
Trade receivables	1,792	1,948	1,915
Other receivables	292	294	270
Inventory	86	101	125
Eurocom DBS Ltd., related party	20	43	43
Total current assets	5,115	4,951	4,823

Trade and other receivables	423	520	493
Broadcasting rights, net of rights exercised	470	457	454
Right-of-use assets	1,434	-	-
Fixed assets	6,789	6,817	6,798
Intangible assets	2,627	2,894	2,768
Deferred tax assets	1,041	1,014	1,019
Deferred expenses and non-current investments	519	489	494
Investment property	140	-	-
Total non-current assets	13,443	12,191	12,026
Total assets	18,558	17,142	16,849

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 19

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Balance Sheets (Cont’d)

	September 30, 2018	September 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities and equity

Debentures, loans and borrowings	1,798	555	1,632
Current maturities of liabilities for leases	443	-	-
Trade and other payables	1,602	1,807	1,699
Employee benefits	330	251	280
Provisions	106	94	94
Current tax liabilities	9	118	152
Dividend payable	318	708	-
Total current liabilities	4,606	3,533	3,857

Loans and debentures	10,149	10,978	10,229
Liability for leases	1,024	-	-
Employee benefits	266	260	272
Derivatives and other liabilities	212	292	234
Deferred tax liabilities	91	104	73
Provisions	40	48	40
Total non-current liabilities	11,782	11,682	10,848

Total liabilities	16,388	15,215	14,705

Total equity	2,170	1,927	2,144

Total liabilities and equity	18,558	17,142	16,849

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 20

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	689	1,030	234	322	1,235
Adjustments:
Depreciation and amortization	1,609	1,288	547	436	1,715
Share in losses of equity-accounted investees	3	4	1	-	5
Financing expenses, net	329	321	105	94	426
Capital gain, net	(7)	(64)	(1)	(45)	(66)
Income tax expenses	243	352	85	128	453
Impairment loss of intangible assets	10	-	10	-	87

Change in trade and other receivables	200	121	66	105	193
Change in inventory	6	(10)	(7)	2	(35)
Change in trade and other payables	(140)	64	(30)	103	10
Change in provisions	12	15	(3)	16	15
Change in employee benefits	44	(62)	(40)	(65)	(33)
Change in other liabilities	(18)	(30)	(2)	4	(34)
Net income tax paid	(382)	(346)	(82)	(118)	(446)
Net cash from operating activities	2,598	2,683	883	982	3,525

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 21

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flow used for investing activities
Purchase of fixed assets	(889)	(835)	(308)	(255)	(1,131)
Investment in intangible assets and deferred expenses	(301)	(304)	(95)	(98)	(399)
Payment of permit fees and purchase tax for the Sakia complex	(121)	-	(9)	-	-
Investment in deposits with banks and others	(2,124)	(76)	(190)	(76)	(276)
Proceeds from bank deposits and others	907	558	344	-	564
Proceeds from the sale of fixed assets	43	76	12	48	98
Payment of betterment tax for the sale of the Sakia complex	(80)	-	-	-	-
Miscellaneous	22	(6)	14	(7)	(4)
Net cash used in investing activities	(2,543)	(587)	(232)	(388)	(1,148)

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 22

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows used in financing activities
Issue of debentures and receipt of loans	320	1,917	-	500	2,517
Repayment of debentures and loans	(232)	(1,325)	(50)	(456)	(1,587)
Payments of principal and interest for leases	(330)	-	(109)	-	-
Dividend paid	(368)	(578)	-	-	(1,286)
Interest paid	(209)	(217)	(5)	(18)	(415)
Payment to Eurocom DBS for acquisition of shares and DBS loan	-	(61)	-	-	(61)
Miscellaneous	(9)	(9)	(2)	(3)	(12)
Net cash from (used in) financing activities	(828)	(273)	(166)	23	(844)
Increase (decrease) in cash and cash equivalents, net	(773)	1,823	485	617	1,533
Cash and cash equivalents at beginning of period	2,181	648	923	1,854	648
Cash and cash equivalents at end of period	1,408	2,471	1,408	2,471	2,181

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 23

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Provision for early retirement	93	15	-	3	23
Capital gains (mainly for disposal of real estate)	(7)	(64)	(1)	(45)	(66)
Others	27	21	7	19	24
Impairment loss of intangible assets	10	-	10	-	87
Total operating expenses (income), net	123	(28)	16	(23)	68

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 24

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 16

Effect on the condensed consolidated interim statement of financial position as at September 30, 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Other receivables	341	(49)	292
Right-of-use assets	-	1,434	1,434
Trade and other payables	1,679	(77)	1,602
Current maturities of liabilities for leases	-	443	443
Long-term lease liabilities	-	1,024	1,024
Equity	2,175	(5)	2,170

Effect on the consolidated interim statement of income for the three months ended September 30, 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Operating and general expenses	920	(105)	815
Depreciation and amortization expenses	446	101	547
Operating profit	425	4	429
Financing expenses	100	9	109
Profit after financing expenses	325	(5)	320
Profit before income tax	324	(5)	319
Income tax	84	1	85
Profit for the period	238	(4)	234

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 25

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 16 (Cont’d)

Effect on the consolidated interim statement of cash flow for the three months ended September 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	781	102	883
Net cash used in investing activities	(239)	7	(232)
Net cash from financing activities	(57)	(109)	(166)

BEZEQ GROUP REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS	PAGE | 26